UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36735

LANDMARK INFRASTRUCTURE PARTNERS LP

(Exact name of registrant as specified in its charter)

400 Continental Blvd., Suite 500

El Segundo, CA 90245

(310) 598-3173

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units, Representing Limited Partner Interests

8.0% Series A Cumulative Redeemable Preferred Units, $25.00 par value

7.9% Series B Cumulative Redeemable Preferred Units, $25.00 par value

Series C Floating-to-Fixed Rate Cumulative Redeemable Perpetual Convertible Preferred Units, $25.00 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

As of December 22, 2021, the Common Units, representing limited partner interests, 8.0% Series A Cumulative Redeemable Preferred Units, 7.9% Series B Cumulative Redeemable Preferred Units and Series C Floating-to-Fixed Rate Cumulative Redeemable Perpetual Convertible Preferred Units (together, the “Units”) of Landmark Infrastructure Partners LP, a Delaware limited partnership (the “Registrant”), were each held by fewer than 300 record holders. Therefore, the Registrant’s Section 15(d) reporting obligation for the Units has been terminated and suspended by operation of the statutory provisions pursuant to Rule 12g-4(a)(1) and Rule 12h-3(b)(1)(i).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

[Signature Page Follows]

Landmark Infrastructure Partners LP
(Registrant)

Date: January 3, 2022	By:	/s/ George P. Doyle
(Signature)

	Name:	George P. Doyle
	Title:	Chief Financial Officer and Treasurer